

Mail Stop 4561

October 13, 2015

Michael Cannon-Brookes Co-Chief Executive Officer
Scott Farquhar Co-Chief Executive Officer
Atlassian Corp Plc
1098 Harrison Street
San Francisco, California 94103

> **Re:** **Atlassian Corp Plc**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 25, 2015**
> **CIK No. 0001650372**

Dear Messrs. Cannon-Brookes and Farquhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments we are referring to our letter dated September 16, 2015.

General

1. An article published by Forbes on September 25, 2015 noted that you had filed for an initial public offering and indicated that Goldman Sachs and Morgan Stanley would serve as underwriters for the offering. Please outline the steps you have taken and procedures you have implemented to keep matters relating to any submission about your offering confidential.

2. We note your response to prior comment 1 stating that the number of free evaluations of your products does not directly drive your revenues. We further note your risk factor disclosures on page 19 that a majority of users never convert to a paid version of your

products from these free trials. To the extent that you continue to include a discussion of free evaluations in MD&A and the Business section, please revise to clarify why you are presenting these measures along with the limitations in their use as indicated in your response and prominently disclose the fact that the majority of users never convert to a paid product. Similar consideration should be made with regard to your disclosure of daily visitors to your website and the number of organizations that use your products.

"We derive, and expect to continue to derive, a substantial majority …," page 20

3.   We note your response to prior comment 7, in which you state that the percentage of revenues attributable to JIRA and Confluence is competitively sensitive information that would not be meaningful to investors since the percentage will fluctuate over time. We continue to believe that quantitative information pertaining to the risk identified in this caption is necessary to provide investors with sufficient information to evaluate the scope and magnitude of such risk. Accordingly, please revise the risk factor to quantify the percentage of your revenues attributable to your JIRA and Confluence products for each of the three years covered by your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

General

4.   In your response to prior comment 13, you state that the number of daily visitors and free evaluations was measured during the month of June 2015. Tell us whether the data presented on these measures for the month of June 2015 is representative of your typical experience in this regard.

5.   We note from your response to prior comment 14 that you do not have consistent corresponding information for all historical periods for certain measures provided such as daily visitors, active users, free evaluations, etc. Tell us when you began compiling this data and to the extent you have this information for any of the historical periods, please provide us with such data and tell us your consideration to include that information. Also, please clarify whether you intend to include comparative data in future filings and if not, please explain why.

6.   We note your response to prior comment 15; please revise your discussion pertaining to monthly active users to state that the measure is not directly correlated to revenues. Additionally, please revise your disclosures relating to the amount of organizations that use your software to explain more clearly the reasons behind the variance between that measure and the number of clients you have.

Overview, page 57

7.   We note your response to prior comment 16, in which you state that it is not necessary to provide quantitative information on the growth of the individual revenue components over time since that is not consistent with how your management views the business. The disclosure we referenced in our prior comment—that your software "spreads across teams and organizations as users invite others onto the platform"—describes this revenue component in a manner that suggests that you derive revenues from gaining additional users within an organization. Additionally, you present discrete information in the chart on page 59 pertaining to the individual spend over time derived from additional users. Please revise or advise why you believe that quantitative information supporting these descriptions of your growth is not necessary to an understanding of your business.

8.   Where you discuss the need for your customers to renew their subscriptions and maintenance plans, please revise your disclosure to state, consistent with your response to prior comment 17, that you do not track individual customer renewal rates and to identify and discuss any resulting risks to your business.

Results of Operations

Fiscal Years Ended June 30, 2014 and 2015

Income tax benefit (expense), page 72

9.   Your response to comment 21 states that the non-assessable non-operating items relate to related party inter-company interest income. Please tell us whether this transaction was between wholly-owned subsidiaries of the company and, therefore, was eliminated in the consolidation process. If so, please tell us why you believe the effective tax rate should be adjusted for this item. In addition, please revise your disclosures to explain what non-assessable, non-operating items relate to as described in your response.

Business, page 93

10.   Where not already provided, please revise your descriptions of case studies to disclose the time periods covered by the studies and indicate whether your solutions were deployed company-wide. In addition, please tell us how you compiled these studies and the methodology utilized in selecting these clients.

The Atlassian Marketplace and Ecosystem, page 113

11.   We note your response to prior comment 24. Please consider breaking down the revenues earned from the Atlassian Marketplace for each year since 2012. This information will allow investors to evaluate any growth you have experienced during this

period and provide context to your goal of growing this marketplace as you describe in your summary.

You may contact Eiko Yaoita-Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Richard Kline
        An-Yen Hu
        Goodwin Procter LLP